SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Craftmade International, Inc.

(Name of Subject Company (Issuer))

Litex Acquisition #1, LLC
Litex Industries, Limited

(Name of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share

(Including the Associated Series A Preferred Stock Purchase Rights)

(Title of Class of Securities)

22413E104

(CUSIP Number of Class of Securities)

John Mares

Manager, Secretary and Treasurer

Litex Acquisition #1, LLC
3401 West Trinity Boulevard
Grand Prairie, Texas 75050

(972) 871-4350

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John C. Dickey, Esq.

Greenberg Traurig, LLP

2200 Ross Avenue, Suite 5200

Dallas, Texas 75201

(214) 665-3600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,000,000.00	$2,068.00

(Footnotes on following page)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Footnotes from previous page)

For purposes of calculating the amount of filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on the offer to purchase up to 5,525,858 shares of common stock, par value $0.01 per share of Craftmade International, Inc. (the “Company”), including the associated Series A Preferred stock purchase rights, at a purchase price of $5.25 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 5,760,214 shares of common stock issued and outstanding as of March 1, 2010, as reported in the Company’s Quarterly Report provided on the Company’s website for the quarterly period ended December 31, 2009 (the “Company’s Quarterly Report”) and Statements of Changes in Beneficial Ownership of Securities on the Company’s website,  minus the 234,356 shares of common stock beneficially owned by the filing persons as of the date hereof, (ii) a maximum of all options outstanding as of March 1, 2010 with respect to 139,700 shares of the Company’s common stock, as reported in the Company’s Quarterly Report and Statements of Changes in Beneficial Ownerships of Securities on the Company’s website, and (iii) a maximum of 200,000 shares of the Company’s common stock that may be issued pursuant to the exercise of warrants as reported in the Company’s Quarterly Report.**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, as amended, by multiplying the transaction value by .0000713.

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Litex Acquisition #1, LLC (“Purchaser”), a wholly-owned subsidiary of Litex Industries, Limited (“Litex”), to purchase all issued and outstanding shares of the common stock, par value $0.01 per share (the “Common Stock”, and together with the associated Series A Preferred stock purchase rights, the “Shares”), of Craftmade International, Inc., a Delaware corporation (the “Company”), at a price of $5.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated March 2, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”) copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of Litex and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.

Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.

Subject Company Information.

Regulation M-A Item 1002

(a)           Name and Address.  The name of the subject company and the issuer of the securities to which this Schedule TO relates is Craftmade International, Inc.. The address of the Company’s principal executive office is 650 South Royal Lane, Suite 100, Coppell, Texas 75019. The Company’s telephone number is (972) 393-3800.

(b)           Securities.  This Schedule TO relates to the outstanding Shares of the Company. According to the Company’s Quarterly Report, there were 5,704,500 shares of common stock issued and outstanding as of December 31, 2009, as of March 1, 2010 there were 5,760,214 shares of Common Stock issued and outstanding.

(c)           Trading Market and Price.  The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 6 — Price Range of Shares” is incorporated herein by reference.

Item 3.

Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)           Name and Address.  The names of the filing persons to which this Schedule TO relates are Litex Industries, Limited and Litex Acquisition #1, LLC. The principal executive offices of Litex and Purchaser are located at 3401 West Trinity Boulevard, Grand Prairie, Texas 75050 and their telephone number at such address is (972) 871-4350.  The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 9 — Certain

Information Concerning the Purchaser and Litex and in Schedule I of the Offer to Purchase is incorporated herein by reference.

(b)-(c)     Business and Background of Entities; Business and Background of Natural Persons.  The principal business of Litex, a Texas limited partnership, is the manufacture and distribution of ceiling fans and lighting products.  The Purchaser, a Texas limited liability company, does not engage in any business activities other than in connection with the Offer.  The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 9 — Certain Information Concerning the Purchaser and Litex” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.

Terms of the Transaction.

Regulation M-A Item 1004

(a)           Material Terms.  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Section 1 — Terms of the Offer,” “The Offer — Section 2 — Acceptance for Payment and Payment,” “The Offer — Section 3 — Procedures for Tendering Shares,” “The Offer — Section 4 — Withdrawal Rights,” “The Offer — Section 5 — Certain Tax Considerations,” “The Offer — Section 12 — Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights,” “The Offer — Section 13— Dividends and Distributions,” “The Offer — Section 14 — Conditions of the Offer” and “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 5.

Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)           Transactions.  The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 9 — Certain Information Concerning the Purchaser and Litex” is incorporated herein by reference.

(b)           Significant Corporate Events.  The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 11 — Background of the Offer” is incorporated herein by reference.

Item 6.

Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a), (c)(1)-(7)          Purposes; Plans.  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act,” “The Offer — Section 11 — Background of the Offer” and “The Offer — Section 12 — Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” is incorporated herein by reference.

Item 7.

Source and Amount of Funds and Other Consideration.

Regulation M-A Item 1007

(a)           Source of Funds.  The information set forth in the sections of the Offer to Purchase entitled “The Offer — Section 10 — Source and Amount of Funds” and “The Offer — Section 16 — Fees and Expenses” is incorporated herein by reference.

(b)           Conditions.  Not applicable.

(d)           Borrowed Funds.  Not applicable.

Item 8.

Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)           Securities Ownership.  The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 9 — Certain Information Concerning the Purchaser and Litex” is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 9 — Certain Information Concerning the Purchaser and Litex” is incorporated herein by reference.

Item 9.

Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)           Solicitations or Recommendations.  The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 16 — Fees and Expenses” is incorporated herein by reference.

Item 10.

Financial Statements.

Regulation M-A Item 1010

Not applicable.

Item 11.

Additional Information

Regulation M-A Item 1011

(a)           Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act,” “The Offer — Section 9 — Certain Information Concerning the Purchaser and Litex,” “The Offer — Section 14 — Conditions of the Offer,” and “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)           Other Material Information.  The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.

Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 2, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.
(a)(5)	Press Release issued by Litex Industries, Limited dated March 2, 2010 regarding the commencement of the Offer.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.

Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 2, 2010

LITEX INDUSTRIES, LIMITED

By Libco International, LLC,
its General Partner

By:	/s/ John Mares
Name: John Mares
Title: Chief Financial Officer and Manager

LITEX ACQUISITION #1, LLC
By:	/s/ John Mares
Name: John Mares
Title: Manager, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 2, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.
(a)(5)	Press Release issued by Litex Industries, Limited dated March 2, 2010 regarding the commencement of the Offer.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.